AerCap Ireland Capital Designated Activity Company
AerCap Global Aviation Trust
Building 3000, Westpark
Shannon, Co. Clare, Ireland V14 AN29
+ 353 61 70 6500

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

March 13, 2024

Registration Statement on Form F-4
File No. 333-277595

Dear Sir or Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), AerCap Ireland Capital Designated Activity Company (the “Irish Issuer”), AerCap Global Aviation Trust (the “U.S. Issuer” and, together with the Irish Issuer, the “Issuers”) and each of the affiliates of the Issuers listed on Annex A to this letter (the “Guarantors” and, together with the Issuers, the “Registrants”) hereby request that the above referenced Registration Statement (the “Registration Statement”) be declared effective under the Securities Act at 9:00 a.m., New York City time, on March 15, 2024, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Douglas Dolan, at (212) 474-1310, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

AERCAP IRELAND CAPITAL DESIGNATED ACTIVITY COMPANY
By	/s/ Seamus Fitzgerald
	Name:	Seamus Fitzgerald
	Title:	Director

AERCAP GLOBAL AVIATION TRUST
By	/s/ Seamus Fitzgerald
	Name:	Seamus Fitzgerald
	Title:	Chief Executive Officer

AERCAP HOLDINGS N.V.
By	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Chief Executive Officer

AERCAP AVIATION SOLUTIONS B.V.
By	/s/ Johan-Willem Dekkers
	Name:	Johan-Willem Dekkers
	Title:	Director

AERCAP IRELAND LIMITED
By	/s/ Seamus Fitzgerald
	Name:	Seamus Fitzgerald
	Title:	Director

AERCAP U.S. GLOBAL AVIATION LLC
By	/s/ Seamus Fitzgerald
	Name:	Seamus Fitzgerald
	Title:	Director

INTERNATIONAL LEASE FINANCE CORPORATION
By	/s/ Patrick Ross
	Name:	Patrick Ross
	Title:	Director

ANNEX A

Guarantors

AerCap Holdings N.V.
AerCap Aviation Solutions B.V.
AerCap Ireland Limited
AerCap U.S. Global Aviation LLC
International Lease Finance Corporation